Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287
Expires: December 31, 2001
[ ]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligatios may continue. See instructions 1(b).	Estimated average burden hours per response. . . 0.5
1. Name and Address of Reporting Person* Pacific Financial Group, Inc. (1)	2. Issuer Name and Ticker or Trading Symbol AutoCorp Equities, Inc. (ACOR)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) ___ Director _X_ 10% Owner ___ Officer (give ___ Other (specify title below) below)
(Last) (First) (Middle) 2720 North Dallas Parkway, Suite 200	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 01/2001
(Street) Plano, Texas 75093		5. If Amendment, Date of Original (Month/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) ___ Form filed by One Reporting Person _X_ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instructions 4(b)(v).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.	(Over) SEC 1474 (3-99)
FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series B Convertible Preferred Stock	(2)	01/22/2001	J (2)		9,559		Immed.		Common Stock	9,559	(2)	1,621,642	D (2)
Explanation of Responses: (1) Designated Filer. See Supplement A for Group beneficial owners. (2) See attached Supplement B.
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	/s/ Michael K. McCraw, President **Signature of Reporting Person	02/09/2001 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2

Supplement A to Form 4 Joint Filer Information
Designated Filer:		Pacific Financial Group, Inc.
Issuer & Ticker Symbol:		AutoCorp Equities, Inc. (ACOR)
Joint Filers (1):		Pacific USA Holdings Corp. 2740 North Dallas Parkway, Suite 200 Plano, Texas 75093 Tax ID No.: 75-2255876
	By:	/s/ Michael K. McCraw Michael K. McCraw Chief Financial Officer
Pacific Electric Wire & Cable Co. Ltd. 4th Fl. 285 Chung Hsiao East Road, Section 4 Taipei, Taiwan Republic of China Tax ID No.: N/A (Foreign Entity)
	By:	/s/ Tung Ching-yun Tung Ching-yun President
(1)

The filing of this Form 4 by a joint filer shall not be construed as an admission that such filer, or any executive officers or directors of such filer is, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the beneficial owner of any securities covered by this Form 4 of that this Form 4 is required to be filed by such persons.

Supplement B to Form 4 Joint Filer Information
Designated Filer:	Pacific Financial Group, Inc.
Issuer & Ticker Symbol:	AutoCorp Equities, Inc. (ACOR)

           This Form 4 is being jointly filed by Pacific Electric Wire & Cable Co. Ltd., a company limited by shares formed under the laws of The Republic of China ("PEWC"), Pacific USA Holdings Corp., a Texas corporation ("PUSA") and Pacific Financial Group, Inc., a Delaware corporation ("PFG"). PFC is a wholly owned subsidiary of PUSA, which is a wholly owned subsidiary of PEWC.

           Pursuant to a Master Agreement dated as of October 1, 2000 (the "Master Agreement") by and between PFG, AutoPrime, Inc., a Delaware corporation ("AP") and AutoCorp Equities, Inc., a Nevada corporation ("ACE"), PFG and AP agreed to convert approximately $23 million of indebtedness owed by ACE to AP (the "Debt") into 1,612,083 shares of Series B Convertible Preferred Stock of ACE (the "Series B Preferred Stock"). Pursuant to a separate agreement between PFG, AP and ACE, ACE has issued an additional 9,559 shares of Series B Preferred Stock to PFG as consideration for advances in the aggregate amount of approximately $139,949 made by PFG to ACE during the months of October and November 2000. Each share of Series B Preferred Stock is convertible at any time at the option of the holder into one share of common stock, par value $0.01 per share, of ACE (the "Common Stock"). On a fully-converted basis, the Series B Preferred Stock currently held by PFG would represent approximately 27.3% of the issued and outstanding Common Stock. No additional consideration is required in order for PFG to effect a conversion of the Series B Preferred Stock into Common Stock.